BYMAX CORP.

North District Sunshine Home Unit 2, Floor 6, Ste. #201

Manzhouli City, Inner Mongolia, China 021400

Tel.  (646) 970-7560

Email: bymaxcorp@yandex.com

December 29, 2020

Mr. Nicholas Lamparski

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Bymax Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed October 29, 2020

       File No. 333-240750

Dear Mr. Lamparski,

Bymax Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated November 13, 2020 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 amendment number 2 filed with the Commission on October 29, 2020.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 2 to Form S-1 filed October 29, 2020

Exhibit 23.1, page 1

1. Please include a currently dated consent from your independent registered public accounting firm with amendments to your registration statement. Refer to Item 16(a) of Form S-1 and Item 601(b)(23) of Regulation S-K.

Response: We have included a currently dated consent from our independent registered public accounting firm with amendments to our registration statement.

Government Regulation, page 28

2. We note your response to prior comment 1, which states that you have "updated [your] Government Regulation section." We also note your updated disclosure starting on page 29, and that "[y]our activities [o]n the Internet could be restricted by the regulations of the PRC’s authorities." However, it remains unclear whether you have obtained a license to provide internet content from the PRC. Thus, we re-issue our comment in part. If you have received such a license, as your response and updated disclosures seem to suggest, please revise your registration to affirmatively state as much. If you have not obtained such a license, please revise your disclosure to describe the process of seeking an internet content provider license from the PRC.

Response: We have revised our disclosure to describe the process of seeking an internet content provider license from the PRC.

Please direct any further comments or questions you may have to the company at bymaxcorp@yandex.com

Thank you.

Sincerely,

/S/ Longjiang Li

Longjiang Li, President